December 8, 2016

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:	Northern Lights Fund Trust IV – File Nos. 333-204808 and 811-23066

Dear Sir or Madam:

On behalf of Northern Lights Funds Trust IV (the "Registrant") we hereby submit, via electronic filing, Post-Effective Amendment No. 27 to the Registrant’s Registration Statement. The purpose of this filing is to file the definitive prospectus of the Measured Risk Strategy Fund, a series of the Registrant. We believe that this update does not contain any disclosure that would render it ineligible to become effective pursuant to Rule 485(b).

If you have any questions or additional comments, please call Emily Little at (614) 469-3264 or JoAnn M. Strasser at (614) 469-3265.

Very truly yours,

/s/ Emily M. Little

Emily M. Little

803664.26